AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GZI HUB, INC.

The date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was December 18, 2020. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said Corporation in accordance with Section 228 of the Delaware General Corporation Law ("**DGCL**"). This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Corporation. The undersigned hereby certifies that:

FIRST: The name of this company is GZI Hub, Inc. (the "**Company**" or the "**Corporation**").

SECOND: The Certificate of Incorporation of this Corporation is hereby amended and restated to read in its entirety as set forth herein.

THIRD: The address of the registered office of the corporation in the State of Delaware is 1675 South State Street, Suite B, Dover, Delaware 19901, County of Kent, and the name of the registered agent of the corporation in the State of Delaware at such address is Capitol Services, Inc.

FOURTH: The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("**DGCL**").

FIFTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 22,551,040 shares of Common Stock, $0.0001 par value per share ("**Common Stock**").

Without any further action on the part of the Company or any other person, effective immediately upon the filing and effectiveness of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of the Company's Common Stock issued and outstanding prior to the filing of this Amended and Restated Certificate of Incorporation (the "**Old Common Stock**") shall automatically without further action on the part of the Company or any holder of Old Common Stock convert into one hundred (100) fully paid and nonassessable shares of the Company's Class F Common Stock (the "**Stock Split**"). For purposes of determining the number of shares of Class F Common Stock issuable to a particular holder pursuant to the Stock Split, all shares of Old Common Stock held by such holder shall be aggregated. If, after the aforementioned aggregation, the Stock Split would result in the issuance of a fraction of a share of Class F Common Stock, the Company shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares to bring the number of shares held by such holder up to the next whole number of shares of Class F Common Stock. No fractional shares of Class F Common Stock shall be issued upon the Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (the "**Old Certificates**"), shall thereafter represent that number of shares of Class F Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

SIXTH: The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

The Company is authorized to issue three classes of Common Stock to be designated, respectively, "Class A Common Stock", "Class B Common Stock", and "Class F Common Stock." 11,995,400 shares of Common Stock are hereby designated Class A Common Stock (the "**Class A Common Stock**"), 334,040 shares of Common Stock are hereby designated Class B Common Stock (the "**Class B Common Stock**"), and 10,221,600 shares of Common Stock are hereby designated Class F Common Stock (the "**Class F Common Stock**") each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1.   General. Except as expressly provided in this Article VI below, Class A Common Stock, Class B Common Stock and Class F Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

2.   Voting.

(a)   Except as otherwise provided herein or by applicable law, the holders of the Class A Common Stock, Class B Common Stock and Class F Common Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the shareholders of the Corporation.

(b)   The holders of the Class F Common Stock are entitled to ten (10) votes for each share of Class F Common Stock held at all meetings of stockholders (and written consents in lieu of meetings), and the holders of Class A Common Stock and Class B Common Stock are entitled to one (1) vote for each share of Class A Common Stock or Class B Common Stock, respectively, held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, voting as a single class and without a separate class vote by the Class A Common Stock, Class B Common Stock or Class F Common Stock, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   Election of Directors. The holders of record of the shares of Class F Common Stock, exclusively and as a single class, shall be entitled to elect one (1) director of the Corporation (the "**Class F Director**"). The Class F Director shall be entitled to two (2) votes at all meetings of the board of directors of the Corporation and any committee thereof (and written actions in lieu of meetings). Any director elected as provided in the first sentence of this Section

3 may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Class F Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3, then any directorship not so filled shall remain vacant until such time as the holders of the Class F Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

4. Class F Common Stock Protective Provisions.

(a) Definitions. Each of the following events shall be considered a "**Deemed Liquidation Event**":

(i) a merger or consolidation in which

(A) the Corporation is a constituent party or

(B) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or other entity; or (2) if the surviving or resulting corporation or other entity is a wholly owned subsidiary of another corporation or other entity immediately following such merger or consolidation, the parent entity of such surviving or resulting corporation or other entity; or

(ii) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(b)   Protective Provisions. At any time when shares of Class F Common Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of a majority of the Class F Common Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii)   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

(iii)   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock;

(iv)   reclassify, alter or amend any existing security of the Corporation;

(v)   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(vi)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation;

(vii)   increase or decrease the authorized number of directors constituting the Board of Directors.

5.   Conversion.

(a)   Optional Conversion. Each share of Class F Common Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and non-

4.

assessable share of Class A Common Stock upon delivery of ten (10) days' prior written notice to the Corporation.

(b)   Mandatory Conversion. Each share of Class F Common Stock shall convert, automatically and without further action by the holder thereof, without the payment of additional consideration by the holder thereof, into one (1) fully paid and non-assessable share of Class A Common Stock upon the transfer of such share of Class F Common Stock to a holder who is not prior to such transfer a holder of shares of Class F Common Stock or a holder not otherwise previously approved in writing by the Board of Directors (including the Class F Director) to be an authorized holder of shares of Class F Common Stock.

SEVENTH:

B.   The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

C.   To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

D.   Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VII in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

EIGHTH:

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

E.   The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Amended and Restated Certificate of Incorporation.

F.   The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Amended and Restated Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Amended and Restated

Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

G.   The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

NINTH: This Amended and Restated Certificate of Incorporation has been duly approved by the Board.

TENTH: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

[*Signature page follows*]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 12th day of August, 2021.

GZI HUB, INC.

By: *Sean M. Adler*

Name: Sean Adler
Title: President and CEO